Exhibit 15.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Pacific Drilling S.A.:
We consent to the incorporation by reference in the registration statements (No. 333-180485 and No. 333-194380) on Form S-8 of Pacific Drilling S.A. of our reports dated March 1, 2016, with respect to the consolidated balance sheets of Pacific Drilling S.A. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appears in the December 31, 2015 annual report on Form 20-F of Pacific Drilling S.A.

/s/ KPMG LLP
Houston, Texas
March 1, 2016